Exhibit 99.1

Stockholm, Sweden	July 31, 2024

Number of shares and votes in Calliditas Therapeutics

During July, the number of shares and votes in Calliditas Therapeutics AB (publ) has changed due to the exercise of warrants under the company’s long-term incentive program issued in 2020, ESOP 2020 and Board of Directors program LTIP 2021. As of today, the total number of outstanding shares in Calliditas Therapeutics AB (publ) amounts to 59,941,465 ordinary shares. The number of votes in Calliditas Therapeutics AB (publ) as of today amounts to 59,941,465. The share capital has increased by SEK 14,455.12 from SEK 2,383,203.48 to SEK 2,397,658.60.

For further information, please contact:

Åsa Hillsten, Head of IR & Sustainability, Calliditas

Tel.: +46 76 403 35 43, Email: asa.hillsten@calliditas.com

The information in the press release is such that Calliditas Therapeutics AB (publ) is required to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact persons set out above, at 2 p.m. CEST on July 31, 2024.

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).